SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 1998

         Commission File Number 1-2227

         E.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  Retirement Thrift Plan

         F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                     INDEX


                                                                         Pages


Signatures...........................................................      3

Report of Independent Accountants....................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA........   7 to 17

Exhibit 23 - Consent of Independent Accountants......................     18

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       Crown Cork & Seal Company, Inc.
                                       Retirement Thrift Plan



                                       By: /s/ James T. Malec
                                           ------------------
                                           James T. Malec
                                           Member, Benefit Plan Committee

Date: June 25, 1999

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Financial Statements as of and
for the years ended
December 31, 1998 and 1997

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents
--------------------------------------------------------------------------------





                                                                       Page(s)

Report of Independent Accountants                                         1

Financial Statements

    Statement of Net Assets Available for Benefits                        2

    Statement of Changes in Net Assets Available for Benefits             3

    Notes to Financial Statements                                       4 - 9

Supplemental Schedules*

    Schedule I   - Schedule of Assets Held for Investment Purposes        10

    Schedule II  - Schedule of Reportable Transactions (Transactions or
                   Series of Transactions in Excess of 5% of Plan Assets) 11



*   Other  supplemental   schedules  required  by  Section  2520.103.10  of  the
    Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
Retirement Thrift Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 1, the non-salaried employees of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Risdon were merged with and into the Plan effective December 31, 1998.


PricewaterhouseCoopers LLP

June 18, 1999
Philadelphia, Pennsylvania

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                  1998                1997
Investments, at fair value:
Registered investment companies:
  Vanguard Balanced Index Fund               $ 2,246,055 *       $ 1,607,816 *
  Vanguard Total Bond Market Index Fund          566,288             352,602
  Vanguard Explorer Fund                       1,544,789 *         1,491,357 *
  Vanguard 500 Index Fund                     14,971,747 *        10,308,773 *
  Vanguard International Growth Fund           1,370,130           1,020,769
                                            --------------      --------------

                                              20,699,009          14,781,317

Crown Cork & Seal Stock Fund                   1,345,762           2,141,542 *
Vanguard Retirement Savings Trust              7,592,121 *                 -
Crown Cork & Seal Fixed Income Fund                    -           6,893,795 *
                                            --------------      --------------
        Total investments                     29,636,892          23,816,654
                                            --------------      --------------

Asset transfer from the Crown Cork & Seal
  Company, Inc. 401(k) Retirement Savings
  Plan for Employees of Risdon Corporation    24,471,702                   -
                                            --------------      --------------

Receivables:
Employer's contributions                          29,874              27,459
Participants' contributions                      339,595             317,440
                                            --------------      --------------
        Total receivables                        369,469             344,899
                                            --------------      --------------
Net assets available for benefits            $54,478,063         $24,161,553
                                            --------------      --------------



* Represents 5% or more of net assets available for benefits.

The  accompanying  notes are an integral  part of the financial statements.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                              1998               1997
Additions:
Investment income:
     Interest and dividend income        $   806,609        $   866,738
     Net appreciation in fair value
       of investments                      2,659,218          2,112,948
                                        -------------      -------------
                                           3,465,827          2,979,686
                                        -------------      -------------

Contributions:
     Employer                                796,550            761,897
     Participant                           3,816,787          3,548,853
                                        -------------      -------------
                                           4,613,337          4,310,750
                                        -------------      -------------

     Asset transfer in                    24,471,702                  -
                                        -------------      -------------

        Total additions                   32,550,866          7,290,436
                                        -------------      -------------

Deductions:
Payment of benefits                        2,209,231          1,551,346
Administrative expenses                       25,125             24,996
                                        -------------      -------------
        Total deductions                   2,234,356          1,576,342
                                        -------------      -------------
Net increase                              30,316,510          5,714,094

Net assets available for benefits:
     Beginning of period                  24,161,553         18,447,459
                                        -------------      -------------
     End of period                       $54,478,063        $24,161,553
                                        -------------      -------------


The  accompanying  notes are an integral  part of the financial statements.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

 1.  Description of Plan
     The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The Plan is a voluntary defined contribution plan which is designed to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Cork & Seal Company, Inc. (the "Company") or as otherwise agreed upon between the Company and non-organized hourly employees. The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee has appointed Vanguard Fiduciary Trust Company ("VFTC") as the trustee of the Plan.

     The participant accounts of the non-salaried participants of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Risdon Corporation ("Risdon 401(k)") were merged with and into the Plan effective December 31, 1998. The assets transferred totaled $24,471,702. The assets were transferred to VFTC, and mapped to the respective funds, in February 1999, and are recorded as a Plan asset at December 31, 1998. During the conversion process a freeze period was enforced to restrict transactions. Once the freeze period was lifted on March 26, 1999 participants could change investment elections.

     The Plan provides certain employees the opportunity to purchase Company stock at a purchase price equal to the closing price on the day of deposit.

     Contributions
     Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive fixed contributions from the Company at varying rates.

     Participant Accounts
     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on various rates established in the collective bargaining agreements. A participant becomes 100% vested after completing 4 or 5 years of service, as defined.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Payment of Benefits
     On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant automatically becomes fully vested in the Company contributions. Distributions to participants are generally paid only in a lump sum. Certain participants have the option of being paid through monthly installments.

     Forfeited Accounts
     Total unallocated forfeitures were $68,397 and $46,670 at December 31, 1998 and 1997, respectively. These amounts will be used to reduce future employer contributions.

     Plan Termination
     The Company reserves the right to amend or modify any of the provisions of the Plan in any respect retroactively in order to qualify or maintain the Plan as a plan meeting the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) or any other applicable legislation. The Plan is subject to the provisions of ERISA. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

     Investment   Options
     Participants are able to allocate their contributions among the following investment options:

     Vanguard Balanced Index Fund: Seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

     Vanguard Total Bond Market Index Fund (formerly the Vanguard Bond Index Fund - Total Bond Market Portfolio): Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

     Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

     Vanguard 500 Index Fund (formerly the Vanguard Index Trust - 500 Portfolio): Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     Vanguard International Growth Fund (formerly the Vanguard International Growth Portfolio): Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Vanguard Retirement Savings Trust: Seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share.

     Crown Cork & Seal Stock Fund: Invests in Crown Cork & Seal stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

     Crown Cork & Seal Fixed Income Fund: Seeks to preserve the value of the original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks and other types of fixed principal investments. It is designed to maintain a constant $1.00 share value. All contracts matured during 1998 and balances were transferred to the Vanguard Retirement Savings Trust.

 2.  Summary of Accounting Policies

     The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund(s) is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position.) Units of the Company's fixed income fund and the Retirement Savings Trust are valued at net asset value at year end.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     Payment of Benefits
     Benefits are recorded when paid.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

3.  Crown Cork & Seal Fixed Income Fund

     The Crown Cork & Seal Fixed Income Fund consists of fully benefit-responsive guaranteed investment contracts (GICs) valued at contract value, which approximates fair value. Interest rates ranged from
     5.07 percent to 6.96 percent at December 31, 1997. Average yield was 5.71 percent and 6.07 percent for the year ended December 31, 1998 and 1997, respectively.

 4.  Related Party Transactions

     The Plan invests in shares of registered investment companies and a collective trust fund managed by an affiliate of VFTC. VFTC acts as trustee for those investments defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

 5.  Tax Status

     The Plan was amended and restated, effective January 1, 1994, to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has represented that the Plan has been administered in accordance with all provisions of the IRC and ERISA. The Plan has received a favorable determination letter dated February 13, 1996 from the Internal Revenue Service (IRS) and accordingly, the Plan is not subject to federal or local income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   Subsequent Events

     The Crown Cork & Seal Company, Inc. Retirement Thrift Plan for Non-Salaried Employees of CONSTAR International, Inc. ("CONSTAR Thrift") was merged with and into the Plan effective March 31, 1999. The total assets transferred were $17,926,398. The Company and administrative committee also expect that by the end of the third quarter of the 1999 plan year, the Crown Cork & Seal Company, Inc. Retirement Thrift Plan for International Association of Machinists Local 1584 of Fremont Plant No. 62 and the Crown Cork & Seal Company, Inc. Retirement Thrift Plan for International Association of Machinists Local 1528 of Modesto Plant No. 79 will be merged into the Plan.

 7.  Changes in Net Assets Available for Benefits by Investment Fund

     The allocation of changes in net assets available for plan benefits for the year ended December 31, 1998 is as follows:

                                                              Fund Information
                        -----------------------------------------------------------------------------------------------

                                                                                                     Crown
                        Vanguard Vanguard                          Vanguard                        Cork & Seal
                        Balanced  Total     Vanguard            International Vanguard     Crown     Fixed
                         Index  Bond Market Explorer Vanguard 500   Growth   Retirement  Cork & Seal Income
                         Fund   Index Fund    Fund    Index Fund     Fund   Savings Trust Stock Fund Fund      Other         Total

Additions:
Investment income:
   Interest and
     dividend income  $  79,433 $ 28,806  $  13,535   $  221,540  $  27,393  $  71,476  $  40,603 $  323,823 $         - $   806,609
   Net realized gain
     (loss)on sale
     of investments      10,700      496    (15,078)     169,417     24,356          -    (21,962)         -           -     167,929
   Net unrealized
     appreciation
     (depreciation)
     of investments     225,036    6,774     52,352    2,815,954    136,829          -   (745,656)         -           -   2,491,289
                     ---------- --------  --------- ------------ ---------- ---------- ---------- ---------- ----------- -----------
                        315,169   36,076     50,809    3,206,911    188,578     71,476   (727,015)   323,823           -   3,465,827
                     ---------- --------  --------- ------------ ---------- ---------- ---------- ---------- ----------- -----------
Contributions:
   Employer              54,639   26,742     78,863      239,535     49,041     18,092    168,270    161,368           -     796,550
   Participant          312,576  106,138    332,690    1,852,372    289,503    209,741    136,088    577,679           -   3,816,787
                     ---------- --------  --------- ------------ ---------- ---------- ---------- ---------- ----------- -----------
                        367,215  132,880    411,553    2,091,907    338,544    227,833    304,358    739,047           -   4,613,337
                     ---------- --------  --------- ------------ ---------- ---------- ---------- ---------- ----------- -----------
   Asset transfer in          -        -          -            -          -          -          -         -   24,471,702  24,471,702
                     ---------- --------  --------- ------------ ---------- ---------- ---------- ---------- ----------- -----------

      Total additions   682,384  168,956    462,362    5,298,818    527,122    299,309   (422,657) 1,062,870  24,471,702  32,550,866
                     ---------- --------  --------- ------------ ---------- ---------- ---------- ---------- ----------- -----------
Deductions:
Payment of benefits     128,400   20,681     88,023      874,921     89,075     70,127    253,466    684,538           -   2,209,231
Administrative expenses   1,730      681      1,974        9,758      1,369      1,751      2,345      5,517           -      25,125
                     ---------- --------  --------- ------------ ---------- ---------- ---------- ---------- ----------- -----------

      Total deductions  130,130   21,362     89,997      884,679     90,444     71,878    255,811    690,055           -   2,234,356
                     ---------- --------  --------- ------------ ---------- ---------- ---------- ---------- ----------- -----------
Net increase (decrease)
 prior to interfund
  transfers             552,254  147,594    372,365    4,414,139    436,678    227,431   (678,468)   372,815  24,471,702  30,316,510
Interfund transfers      92,746   69,055   (320,162)     271,074    (87,792) 7,440,894   (119,308)(7,346,507)          -           -
                     ---------- --------  --------- ------------ ---------- ---------- ---------- ---------- ----------- -----------
Net increase (decrease) 645,000  216,649     52,203    4,685,213    348,886  7,668,325   (797,776)(6,973,692) 24,471,702  30,316,510

Net assets available
 for benefits:
  Beginning of period 1,630,303  362,151  1,522,004   10,457,894  1,048,633          -  2,166,876  6,973,692           -  24,161,553
                     ---------- -------- ---------- ------------ ---------- ---------- ---------- ---------- ----------- -----------
  End of period      $2,275,303 $578,800 $1,574,207 $ 15,143,107 $1,397,519 $7,668,325 $1,369,100 $        - $24,471,702 $54,478,063
                     ========== ======== ========== ============ ========== ========== ========== ========== =========== ===========


Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

 7.  Changes in Net Assets Available for Benefits by Investment Fund (continued)

     The allocation of changes in net assets available for plan benefits for the year ended December 31, 1997 is as follows:

                                                                   Fund Information
                               --------------------------------------------------------------------------------------


                                           Vanguard                                                          Crown
                               Vanguard   Bond Index               Vanguard       Vanguard                Cork & Seal
                               Balanced  Fund - Total   Vanguard     Index     International    Crown        Fixed
                               Index     Bond Market    Explorer  Trust - 500      Growth     Cork & Seal    Income
                               Fund       Portfolio       Fund     Portfolio     Portfolio    Stock Fund      Fund         Total

Additions:
Investment income:
  Interest and
    dividend income          $  57,165   $   18,567   $  145,962  $    207,644   $  44,813    $  39,697   $  352,890   $   866,738
  Net realized gain (loss)
    on sale of investments       6,325          445        4,901       118,004       5,762      (13,187)           -       122,250
  Net unrealized appreciation
    (depreciation)
    of investments             169,098        7,676       11,735     1,999,300     (31,680)    (165,431)           -     1,990,698
                            ----------   ----------   ----------  ------------  ----------   ----------   ----------   -----------
                               232,588       26,688      162,598     2,324,948      18,895     (138,921)     352,890     2,979,686
                            ----------   ----------   ----------  ------------  ----------   ----------   ----------   -----------
Contributions:
  Employer                      40,070       19,690       64,832       211,305      45,415      191,109      189,476       761,897
  Participant                  225,689       98,433      319,148     1,592,766     272,432      170,930      869,455     3,548,853
                            ----------   ----------   ----------  ------------  ----------   ----------   ----------   -----------
                               265,759      118,123      383,980     1,804,071     317,847      362,039    1,058,931     4,310,750
                            ----------   ----------   ----------  ------------  ----------   ----------   ----------   -----------

       Total additions         498,347      144,811      546,578     4,129,019     336,742      223,118    1,411,821     7,290,436
                            ----------   ----------   ----------  ------------  ----------   ----------   ----------   -----------
Deductions:
Payment of benefits             38,936        6,213       32,513       472,771      33,560      175,941      791,412     1,551,346
Administrative expenses          1,344          530        1,842         8,436       1,257        2,877        8,710        24,996
                            ----------   ----------   ----------  ------------  ----------   ----------   ----------   -----------

       Total deductions         40,280        6,743       34,355       481,207      34,817      178,818      800,122     1,576,342
                            ----------   ----------   ----------   -----------  ----------   ----------   ----------   -----------

Net increase prior to
   interfund transfers         458,067      138,068      512,223     3,647,812     301,925       44,300      611,699     5,714,094
Interfund transfers            267,776      (17,749)      48,686       426,618      18,851      (98,062)    (646,120)            -
                            ----------   ----------   ----------   -----------  ----------   ----------   ----------   -----------

Net increase (decrease)        725,843      120,319      560,909     4,074,430     320,776      (53,762)     (34,421)    5,714,094

Net assets available for
   benefits:
     Beginning of period       904,460      241,832      961,095     6,383,464     727,857    2,220,638    7,008,113    18,447,459
                            ----------   ----------   ----------   -----------  ----------   ----------   ----------   -----------
     End of period          $1,630,303   $  362,151   $1,522,004   $10,457,894  $1,048,633   $2,166,876   $6,973,692   $24,161,553
                            ==========   ==========   ==========   ===========  ==========   ==========   ==========   ===========


                                                        Additional Information
                                                        Required for Form 5500

Crown Cork & Seal Company, Inc.                                    Schedule I
Retirement Thrift Plan
EIN 23-1526444
Schedule of Assets Held for Investment Purposes
Attachment to Form 5500, Line 27(a)
As of December 31, 1998
--------------------------------------------------------------------------------

                                                                                                        Current
        Identity of Issue                           Description of Asset             Cost                Value

  * Vanguard Balanced Index Fund              Registered Investment Company      $ 1,771,548         $ 2,246,055
  * Vanguard Total Bond Market Index Fund     Registered Investment Company          552,148             566,288
  * Vanguard Explorer Fund                    Registered Investment Company        1,460,456           1,544,789
  * Vanguard 500 Index Fund                   Registered Investment Company        9,118,561          14,971,747
  * Vanguard International Growth Fund        Registered Investment Company        1,226,699           1,370,130
  * Vanguard Retirement Savings Trust         Common/Collective Trust              7,592,121           7,592,121
  * Crown Cork & Seal Stock Fund              Company Stock Fund                   1,865,136           1,345,762
                                                                                 -----------         -----------
Total assets held for investment purposes                                        $23,586,669         $29,636,892
                                                                                 ===========         ===========

* Party in Interest

Crown Cork & Seal Company Inc.                                    Schedule II
Retirement Thrift Plan
EIN 23-1526444
Schedule of Reportable (5%) Transactions*
Form 5500, Line 27(d)
December 31, 1998
--------------------------------------------------------------------------------

                                                                                                     Current Value
                                                                                       Historical     of Asset on      Historical
  Identity of                                               Purchase       Selling        Cost        Transaction         Gain
  Party Involved       Description of Asset                  Price          Price       of Asset         Date            (Loss)

The Vanguard Group   Vanguard 500 Index Fund               $ 3,588,108                                $ 3,588,108
The Vanguard Group   Vanguard 500 Index Fund                              $1,910,505   $1,386,737       1,910,505       $523,768

The Vanguard Group   Vanguard Balanced Index Fund              853,400                                    853,400
The Vanguard Group   Vanguard Balanced Index Fund                            450,897      416,823         450,897         34,074

The Vanguard Group   Vanguard Retirement Savings Trust       7,703,903                                  7,703,903
The Vanguard Group   Vanguard Retirement Savings Trust                       111,784      111,784         111,784           -

The Vanguard Group   Crown Cork & Seal Fixed Income Fund     1,934,149                                  1,934,149
The Vanguard Group   Crown Cork & Seal Fixed Income Fund                   1,789,384    1,789,384       1,789,384           -




* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.